

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2017

Dr. Nessan Bermingham
President and Chief Executive Officer
Intellia Therapeutics, Inc.
40 Erie Street, Suite 130
Cambridge, Massachusetts 02139

Re: Intellia Therapeutics, Inc.
Registration Statement on Form S-3
Filed June 5, 2017
File No. 333-218508

Dear Dr. Bermingham:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Chris Edwards at (202) 551-6761 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: William D. Collins